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As filed with the Securities and Exchange Commission on July 3, 2001

Registration No. 333-62732

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

GUITAR CENTER, INC.
(Exact name of Registrant as specified in its charter)

Delaware	95-4600862
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5795 Lindero Canyon Road
Westlake Village, California 91362
(818) 735-8800
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Bruce Ross
Executive Vice President and Chief Financial Officer
Guitar Center, Inc.
5795 Lindero Canyon Road
Westlake Village, California 91362
(818) 735-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Richmond, Esq.
LATHAM & WATKINS
135 Commonwealth Drive
Menlo Park, California 94025
(650) 328-4600
Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement is declared effective.

    If the only securities being registered on this Form are pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Total Pages 24

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 3, 2001

PROSPECTUS

273,344 Shares

Guitar Center, Inc.

COMMON STOCK
($0.01 par value per share)

    The selling stockholders identified in this prospectus may from time to time sell up to an aggregate of 273,344 shares of our common stock, par value $0.01 per share. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. Please see "Selling Stockholders" and "Plan of Distribution" for information about the selling stockholders and the manner of offering of the common stock.

    Our common stock is traded on the Nasdaq National Market under the symbol "GRTC." On July 2, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $21.65 per share.

    Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 2.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

            , 2001

    We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should assume that the information contained in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

i

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the Commission or the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facility of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the Commission's website at www.sec.gov.

    We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended, or Securities Act. The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

    The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update, modify and supersede this information. We incorporate by reference the following documents we have filed or may file in the future with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or Exchange Act:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  •
  Proxy Statement on Schedule 14A for our annual meeting of stockholders held April 26, 2001;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  •
  Description of our common stock contained in our registration statement on Form 8-A dated March 6, 1997; and

  •
  all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the selling stockholders stop offering the securities under this prospectus (other than as otherwise provided in these documents and those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the Commission).

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Guitar Center, Inc.
5795 Lindero Canyon Road
Westlake Village, California 91362
(818) 735-8800

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, new store and other expansion plans, capital expenditures, integration of acquired businesses, other possible acquisitions, cost reduction efforts, cash flow and operating improvements, and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the company believes," "the company intends," "we believe," "we intend" and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, population, employment and job growth in our markets; pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels; results of our programs to control costs; results of our programs to increase sales; results of our programs to improve capital management; our ability to integrate any companies we acquire and achieve operating improvements at those companies; increases in labor costs; opportunities or acquisitions that we pursue; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

iii

ABOUT GUITAR CENTER

    Guitar Center, Inc. was founded in 1964 in Hollywood, California. Our flagship Hollywood store currently is one of the nation's largest and best-known retail stores of its kind with approximately 30,600 square feet of retail space. The Hollywood store features one of the largest used and vintage guitar collections in the United States, attracting buyers and collectors from around the world. In 1972, we opened our second store in San Francisco to capitalize on the emerging San Francisco rock 'n roll scene. By this time, our inventory had been expanded to include drums, keyboards, accessories and pro-audio and recording equipment.

    Throughout the 1980s, we expanded by opening nine stores in five major markets, including Chicago, Dallas and Minneapolis. Since 1990, we have continued our new store expansion and have focused on building the infrastructure necessary to manage our strategically planned growth. Current executive officers and key managers have been with our company for an average of 11 years and two of such executive officers, Mr. Larry Thomas, our Chairman and Co-Chief Executive Officer, and Mr. Marty Albertson, our President and Co-Chief Executive Officer, effectively assumed full operating control in 1992. Since then, we have focused on developing and realizing our long-term goal of expanding our position as the leading music products retailer throughout the United States.

    In May of 1999, we merged with Musician's Friend, Inc. in a stock for stock transaction. Musician's Friend operates the largest direct response channel (catalog and e-commerce) in the musical instruments industry in the United States. Robert Eastman, Chief Executive Officer of Musician's Friend, has been with the company for 17 years.

    As of March 31, 2001, we operated 88 stores, consisting of 84 stores in 45 major U.S. markets, including, among others, areas in or near Los Angeles, San Francisco, Chicago, Miami, Houston, Dallas, Detroit, Boston, Minneapolis, Seattle, Phoenix, Atlanta, New York and Cleveland, and four stores in secondary markets. From 1996 to 2000, our net sales grew at an annual compound growth rate of 31.9%, principally due to comparable store sales growth averaging 10% per year, the opening of new stores, and a 31.0% increase in the direct response channel. We achieved comparable store sales growth of 7%, 10% and 13% for the fiscal years ended December 31, 2000, 1999 and 1998, respectively. Our total sales for the year ended December 31, 2000 were $785.7 million.

    For the fiscal years ended December 31, 2000, 1999 and 1998, we had net income of $22.5 million, $18.3 million and $16.4 million, respectively.

    In April 2000, we completed our acquisition of American Music Group, a New York-based musical instrument retailer specializing in the sale and rental of band instruments and accessories. We acquired the assets of American Music Group and related companies for $16.9 million, of which we paid $14.4 million in cash and issued an aggregate of 138,794 shares of common stock. In addition, we assumed approximately $16.7 million of American Music Group debt. American Music Group generated approximately $30 million in revenue in 2000. We are integrating this business to operate as a unit of our retail store division.

    Our executive offices are located at 5795 Lindero Canyon Road, Westlake Village, California 91362, and our telephone number is (818) 735-8800. We maintain several corporate websites, including www.guitarcenter.com, however none of the information contained on our websites is incorporated by reference in this prospectus. Whenever we refer to the "company" or to "us," or use the terms "we" or "our" in this prospectus, we are referring to Guitar Center, Inc. and its subsidiaries.

RISK FACTORS

    An investment in our common stock involves a high degree of risk. Described below are some of the risks and uncertainties facing our company. There may be additional risks that we do not presently know of or that we currently consider immaterial. Any of these risks could adversely affect our business, results of operations, liquidity and financial position. You should consider carefully the following risk factors and all other information contained in or incorporated by reference in this prospectus before making an investment decision.

We may be unable to meet our retail store growth strategy which could result in financial performance below that planned for internally or expected by the investment community.

    Our retail store growth strategy includes opening new stores and increasing sales at existing locations. We intend to pursue an aggressive expansion strategy by opening additional stores in new and existing markets. As of March 31, 2001, we operated 88 stores. We opened 14 stores in 2000 and 13 stores in 1999, and plan to open approximately 12 to 14 stores in 2001 and approximately 12 to 16 stores in 2002. Our expansion plan depends on a number of factors, including:

  •
  identification of suitable retail sites;

  •
  negotiation of acceptable lease terms;

  •
  hiring, training and retention of skilled personnel;

  •
  sufficient management and financial resources to support the new locations; and

  •
  vendor support.

    We cannot assure that we will achieve our store expansion goals or that our new stores will achieve sales or profitability levels similar to our existing stores. Our expansion strategy includes clustering stores in existing markets. This has in the past and may in the future result in the transfer of sales to the new store and a reduction in the profitability of an existing store. In addition to the factors noted above, expansion to new markets may present unique competitive and merchandising challenges, including:

  •
  significant start-up costs, including promotion and advertising;

  •
  management of stores in distant locations;

  •
  availability of desirable product lines;

  •
  warehousing future retail locations (we do not currently warehouse our new locations but may if a unique situation becomes available); and

  •
  our expansion may involve acquisitions in business segments in which we have limited experience, which will require that we retain existing management.

    Historically, we have achieved significant sales growth in existing stores. Our quarterly comparable stores sales results have fluctuated significantly in the past. Sales growth for comparable periods, excluding net sales attributable to stores not open for 14 months, was as follows:

	2000	1999	1998
Quarter 1	8%	10%	18%
Quarter 2	7	7	14
Quarter 3	6	11	10
Quarter 4	7	11	11
Full Year	7%	10%	13%

    A variety of factors affect our comparable store sales results, including:

  •
  competition;

  •
  economic conditions;

  •
  consumer and music trends;

  •
  changes in our merchandise mix;

  •
  product distribution;

  •
  transfer of sales to new locations (i.e., market clustering); and

  •
  timing of our promotional events.

    Our management is presently planning for comparable store sales growth of 5% to 7% for the immediate future, although fluctuations will undoubtedly take place from period to period. A shortfall in comparative sales growth in any period will likely cause a shortfall in earnings.

    Any shortfall in the growth plan for new stores or our existing stores would likely result in financial performance below that for which we have planned or the investment community expects

Our growth plans could be accelerated by acquisitions although such transactions involve special risks.

    We believe that our expansion may be accelerated by the acquisition of existing music product retailers. For example, in April 2000 we acquired the business of American Music Group, a New York-based retailer of band instruments, a business we are not presently in. In the ordinary course of our business, we regularly consider, evaluate and enter into negotiations related to potential acquisition opportunities. We may pay for these acquisitions in cash or securities, including equity securities, or a combination of both. We cannot assure that attractive acquisition targets will be available at reasonable prices or that we will be successful in any such transaction. Acquisitions involve a number of special risks, including:

  •
  diversion of our management's attention;

  •
  integration of the acquired business with our business; and

  •
  unanticipated legal liabilities and other circumstances or events.

We depend on suppliers who may not be able to or desire to supply our requirements.

    We depend significantly on our suppliers for both our existing stores and the direct response unit as well as our expansion goals for each of these units. We do not have any long-term contracts with our suppliers, which we believe is customary in our industry. If we failed to maintain our relationships with our key brand name vendors, we believe this could have a material adverse effect on our business. We believe we currently have adequate supply sources; however, we cannot assure sufficient quantities or the appropriate mix of products will be available in the future to supply our existing stores and expansion plans. This risk is especially prevalent in new markets where our vendors have existing agreements with other dealers and thereby may be unwilling or unable to meet our requirements. Also, our growth presents a challenge to some of our vendors as it requires significant production increases by them which at times results in extended lead times and shortages of desirable products.

We face significant competition particularly from those retailers also trying to execute national expansion strategies.

    Our industry is fragmented and highly competitive. We compete with many different types of retailers, including conventional retailers, as well as other catalog and e-commerce retailers, who sell many or most of the items we sell. We anticipate increased competition in our existing markets and planned new markets as other large format music product retailers, including Sam Ash Music and Mars Music, execute growth plans in their retail and e-commerce businesses. Additionally, our expansion to new markets will be inhibited by established competitors in those markets. If our competitors adopt a new, innovative store format or retail selling method, or if a new competitor with substantial financial or other resources enters the market place, then we may fail to achieve market position gains or may lose market share.

We depend on key personnel including our senior management who are important to the success of our business.

    Our success depends to a significant extent on the services of Larry Thomas, our Chairman and Co-CEO, Marty Albertson, our President and Co-CEO, and Robert Eastman, the CEO of our wholly-owned subsidiary Musician's Friend, Inc., as well as our ability to attract and retain additional key personnel with the skills necessary to manage our existing business and growth plans. The loss of one or more of these individuals or other key personnel could have a material adverse effect on our business, results of operations, liquidity and financial position. In June 1996, we entered into a five-year employment contract with each of Mr. Thomas and Mr. Albertson and are negotiating extensions, although no definitive agreement has yet been reached. Additionally, we carry key man insurance on the lives of Mr. Thomas and Mr. Albertson in the amounts of $5.0 million and $3.5 million, respectively. Historically, we have promoted employees from within our organization to fill senior operations, sales and store management positions. In order to achieve our growth plans, we will depend upon our ability to retain and promote existing personnel to senior management, and we must attract and retain new personnel with the skills and expertise to manage our business. If we cannot hire, retain and promote qualified personnel, our business, results of operations, financial condition and prospects could be adversely affected.

Our retail operations are concentrated in California which ties our financial performance to events in that state.

    As of March 31, 2001, 19 of our 88 stores were located in California and generated 29.0% and 30.7% of our retail sales for 2000 and 1999, respectively. Although we have opened stores in other areas of the United States, a significant percentage of our net sales and results of operations will likely remain concentrated in California for the foreseeable future. As a result, our results of operations and financial condition are heavily dependent upon general consumer trends and other general economic conditions in California and are subject to other regional risks, including earthquakes. We do maintain certain earthquake insurance, but such policies carry significant deductibles and other restrictions.

Economic conditions or changing consumer preferences could also adversely impact us.

    Our business is sensitive to consumer spending patterns, which can be affected by prevailing economic conditions. A downturn in economic conditions in one or more of our markets could have a material adverse effect on our results of operations, financial condition, business and prospects. Although we attempt to stay informed of consumer preferences for musical products and accessories typically offered for sale in our stores, any sustained failure on our part to identify and respond to trends would have a material adverse effect on our results of operations, financial condition, business and prospects.

We must manage efficiently the expansion of our direct response business, including the musiciansfriend.com website and our systems that process orders in our direct response business, in order to service our customers properly.

    Our direct response business, particularly our e-commerce business, will require significant investments to respond to anticipated growth and competitive pressures. If we fail to rapidly upgrade our website in order to accommodate increased traffic, we may lose customers, which would reduce our net sales. Furthermore, if we fail to expand the computer systems that we use to process and ship customer orders and process payments, we may not be able to successfully distribute customer orders. As a result, we could lose customers and our net sales could be reduced. We may experience difficulty in improving and maintaining such systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We have experienced periodic systems interruptions, which we believe will continue to occur, while enhancing and expanding these computer systems.

We intend to implement a new distribution center for the retail stores which presents operational risks and will require a significant investment.

    We intend during 2001 to begin construction of a central warehouse/distribution center for our retail store operations with a view towards the facility commencing operation in early 2002. Migration from our present "drop-ship" model to a centralized distribution model is an important development in our operating strategy and will require significant financial and managerial resources for the next several quarters. This program involves financial and operating risks that could include the need to expend greater funds than presently budgeted or disruptions in retail store operations if inventory is not timely provided in the required quantities.

We must efficiently integrate the American Music Group and grow its band instrument business in order to earn an acceptable return on that investment.

    In April 2001 we completed our acquisition of American Music Group, a New York-based retailer of band instruments. We have not previously participated in the band instruments segment of the music products business and have no experience in this distribution channel. We intend to integrate this business into our retail stores division as a separate business unit and use the acquired business as a platform to grow this segment. Thus, we face the normal challenges of any acquisition, such as integration of personnel and systems as well as the need to learn, understand and further develop this business. Failure to execute on these requirements could result in a poor or no return on our investment and a distraction of the efforts of our management team.

Net sales of our e-commerce business could decrease if our online security measures fail.

    Our relationships with our e-commerce customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales could decrease. We rely on security and authentication technology that we license from third parties. With this technology, we perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.

If we do not respond to rapid technological changes, our services could become obsolete and we could lose customers.

    If we face material delays in introducing new services, products and enhancements, our e-commerce customers may forego the use of our services and use those of our competitors. To remain competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing website and proprietary technology and systems may become obsolete. To develop our website and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our website, our transaction processing systems and our computer network to meet customer requirements or emerging industry standards. In addition, the success of e-commerce may result in greater efficiency and lower prices, which could have an adverse effect on selling prices and margins in our retail store business and in our catalog business and generally constrain profitability in the specialty retail business.

We may need to change the manner in which we conduct our business if government regulation increases which could impose additional costs and adversely affect our financial results.

    The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which we currently conduct our e-commerce business. For example, laws related to the taxation of online commercial activity remain in flux. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, consumer privacy, taxation of e-commerce transactions and the like are interpreted and enforced. Any adverse change in any of these laws or in the interpretation or scope of existing laws could have a material adverse effect on our results of operations, financial condition or prospects.

We have an investment in an Internet community company that could result in future charges to our financial statements if the venture is not successful.

    We have a minority investment of approximately $3.3 million in the equity of the operator of musician.com and guitar.com, Internet community sites oriented towards musicians. We are carrying this investment at cost, and this value was recently validated by a third party financing completed with several venture capital firms. Nonetheless, success of this venture is not assured. If in the future we determine that the fair market value of these shares has been permanently reduced to less than our cost, we would be required under generally accepted accounting principles to recognize a charge to our financial statements.

We have a limited history of trading on the Nasdaq National Market, and our stock price could be volatile.

    We began trading on the Nasdaq National Market on March 14, 1997. The market price of our shares of common stock has been subject to significant fluctuations in response to our operating results and other factors, including announcements by our competitors, and those fluctuations will likely continue in the future. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. These fluctuations, as well as a shortfall in sales or earnings compared to public market analysts' expectations, changes in analysts' recommendations or projections, and general economic and market conditions, may adversely affect the market price of our common stock.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares of common stock being sold by the selling stockholders in this offering.

DESCRIPTION OF CAPITAL STOCK

    Holders of common stock are entitled to receive such dividends, if any, as may from time to time be declared by our Board of Directors out of funds legally available therefor. Pursuant to our Certificate of Incorporation, holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of our company, holders of common stock are entitled to share equally and ratably in the assets of our company, if any, remaining after the payment of all debts and liabilities of our company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock which we may issue in the future. No shares of preferred stock are presently outstanding nor do we have any present plan to issue such shares.

SELLING STOCKHOLDERS

    We are registering these shares of our common stock for resale by the selling stockholders identified below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. We agreed to register these shares pursuant to the terms of a Registration Rights Agreement, dated as of June 5, 1996 and amended and restated as of May 28, 1999. Please see "Plan of Distribution."

    We have filed with the Commission, under the Securities Act, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resales of the shares from time to time on the Nasdaq National Market, in privately-negotiated transactions, or otherwise, and intend to prepare and file such amendments and supplements to the registration statement as may be necessary to keep such registration statement effective until the shares are no longer required to be registered for the sale thereof by the selling stockholders.

    The following table sets forth the name of the selling stockholders, the number of shares of our common stock known by us to be beneficially owned by each selling stockholder as of June 1, 2001, the number of shares of our common stock that may be offered for resale for the account of each of the selling stockholders pursuant to this prospectus and the number of shares of our common stock to be held by the selling stockholders after the sale of all of the shares by the selling stockholders. Percentage ownership is based on 22,273,255 shares of common stock outstanding as of June 1, 2001. The selling stockholders may sell all, some or none of the common stock being offered.

    This information is based upon information provided by each respective selling stockholder, Schedules 13G and other public documents filed with the SEC.

	Shares Beneficially Owned Prior to the Offering(1)			Shares Beneficially Owned Subsequent to the Offering(1)(2)
Name of Selling Stockholder			Shares Offered by This Prospectus
	Shares	Percent		Shares	Percent
Larry Thomas (3)	1,538,169	6.9	109,722	1,428,447	6.4
Marty Albertson (4)	1,190,622	5.3	109,722	1,080,900	4.8
Bruce Ross (5)	134,048	*	3,850	130,198	*
Barry Soosman (6)	203,958	*	3,850	200,108	*
Mark Laughlin (7)	95,574	*	3,850	91,724	*
George Lampos (8)	28,441	*	3,850	24,591	*
Dave Angress (9)	57,358	*	3,850	53,508	*
Peter Schuelzky (10)	56,155	*	3,850	52,305	*
Marty Kloska (11)	23,950	*	3,850	20,100	*
Don Kelsey (12)	27,266	*	3,850	23,416	*
Richard Pidanick (13)	36,925	*	1,925	35,000	*
Bill McGarry (14)	50,175	*	3,850	46,325	*
Rod Barger (15)	72,210	*	3,850	68,360	*
Dave DiMartino (16)	53,850	*	3,850	50,000	*
Andrew Heyneman (17)	49,400	*	3,850	45,550	*
Mark Galster (18)	33,445	*	3,850	29,595	*
Rebecca Green (19)	44,855	*	1,925	42,930	*

*
Represents less than 1% of the issued and outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of June 1, 2001, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The address for each person is c/o Guitar Center, Inc., 5795 Lindero Canyon Road, Westlake Village, California 91362.

(2)
Assumes the sale of all shares offered hereby.

(3)
Represents: (i) 109,722 shares of common stock offered pursuant to this prospectus; (ii) 518,567 shares of common stock held by a revocable trust for the benefit of Mr. Thomas and his spouse for which Mr. Thomas and his spouse serve as co-trustees; (iii) 409,000 shares of common stock held in a limited partnership for which Mr. Thomas serves as general partner; (iv) 82,895 shares of common stock held by a charitable remainder trust for the benefit of Mr. Thomas and his spouse for which Mr. Thomas and his spouse serve as co-trustees; (v) 397,985 shares of common stock issuable upon the exercise of a currently exercisable option granted to Mr. Thomas by us; and (vi) 20,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 1, 2001. Excludes: (x) 60,000 shares of common stock issuable upon exercise of options which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001; and (y) 12,632 shares of common stock held by a charitable foundation for which Mr. Thomas and his spouse serve as its sole directors and have the power to vote such shares. Mr. Thomas and his spouse disclaim beneficial ownership of the shares held by the charitable foundation.

(4)
Represents: (i) 109,722 shares of common stock offered pursuant to this prospectus; (ii) 462,711 shares of common stock held by a trust for the benefit of Mr. Albertson and his spouse for which Mr. Albertson and his spouse serve as co-trustees; (iii) 95,000 shares of common stock held by a limited partnership of which Mr. Albertson is a general partner; (iv) 52,602 shares of common stock held in trust for the benefit of Mr. Albertson and one of his children for which Mr. Albertson serves as trustee; (v) 52,602 shares of common stock held in trust for the benefit of Mr. Albertson's spouse and one of his children for which Mr. Albertson serves as trustee; (vi) 397,985 shares of common stock issuable upon the exercise of a currently exercisable option granted to Mr. Albertson by us; and (vii) 20,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of June 1, 2001. Excludes 60,000 shares issuable upon exercise of options which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(5)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus (ii) 5,000 shares of common stock owned by Mr. Ross; and (iii) 125,198 shares of common stock issuable upon the exercise of stock options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Ross by us. Excludes 30,000 shares of common stock issuable upon the exercise of options granted to Mr. Ross which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(6)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; (ii) 30,910 shares of common stock held by a revocable trust for the benefit of Mr. Soosman and his spouse, for which Mr. Soosman and his spouse serve as co-trustees and share voting and investment control; and (iii) 169,198 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Soosman by us. Excludes 30,000 shares of common stock issuable upon the exercise of options granted to Mr. Soosman which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(7)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; and (ii) 91,724 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Laughlin by us. Excludes 45,316 shares of common stock issuable upon the exercise of options granted to Mr. Laughlin which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(8)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; and (ii) 24,591 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Lampos by us. Excludes 10,000 shares of common stock issuable upon the exercise of options granted to Mr. Lampos which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(9)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; (ii) 6,400 shares of common stock owned by Mr. Angress; and (iii) 47,108 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Angress by us. Excludes 40,301 shares of common stock issuable upon the exercise of options granted to Mr. Angress which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(10)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; and (ii) 52,305 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Schuelzky by us. Excludes 13,750 shares of common stock issuable upon the exercise of options granted to Mr. Schuelzky which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(11)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; (ii) 100 shares of common stock owned by Mr. Kloska; and (iii) 20,000 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Kloska by us. Excludes 10,000 shares of common stock issuable upon the exercise of options granted to Mr. Kloska which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(12)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; and (ii) 23,416 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Kelsey by us. Excludes 6,475 shares of common stock issuable upon the exercise of options granted to Mr. Kelsey which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(13)
Represents: (i) 1,925 shares of common stock offered pursuant to this prospectus; (ii) 10,000 shares of common stock owned by Mr. Pidanick; and (iii) 25,000 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Pidanick by us. Excludes 23,750 shares of common stock issuable upon the exercise of options granted to Mr. Pidanick which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(14)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; (ii) 75 shares of common stock owned by Mr. McGarry; and (iii) 46,250 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. McGarry by us. Excludes 28,750 shares of common stock issuable upon the exercise of options granted to Mr. McGarry which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(15)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; and (ii) 68,360 shares of common stock owned by Mr. Barger.

(16)
Represents (i) 3,850 shares of common stock offered pursuant to this prospectus; and (ii) 50,000 shares of common stock held by a revocable trust for the benefit of Mr. DiMartino's parents.

(17)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; (ii) 4,300 shares of common stock owned by Mr. Heyneman; and (iii) 41,250 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Heyneman by us. Excludes 23,750 shares of common stock issuable upon the exercise of options granted to Mr. Heyneman which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(18)
Represents: (i) 3,850 shares of common stock offered pursuant to this prospectus; (ii) 1,000 shares of common stock owned by Mr. Galster; and (iii) 28,595 shares of common stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days of June 1, 2001, granted to Mr. Galster by us. Excludes 13,750 shares of common stock issuable upon the exercise of options granted to Mr. Galster which are not currently exercisable and will not be exercisable within 60 days of June 1, 2001.

(19)
Represents: (i) 1,925 shares of common stock offered pursuant to this prospectus; (ii) 30,430 shares of common stock owned by Ms. Green; and (iii) 12,500 shares of common stock issuable upon the exercise of options that are currently exercisable.

PLAN OF DISTRIBUTION

    The selling stockholders, or, subject to applicable law, their pledgees, donees, distributees, transferees or other successors in interest, may sell shares from time to time in public transactions, on or off the Nasdaq National Market, or in private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to, one or any combination of the following types of transactions

  •
  ordinary brokers' transactions;

  •
  transactions involving cross or block trades or otherwise on the Nasdaq National Market;

  •
  purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts pursuant to this prospectus;

  •
  "at the market," to or through market makers, or into an existing market for our common stock;

  •
  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

  •
  through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

  •
  in privately negotiated transactions; or

  •
  to cover short sales.

    The selling stockholders may sell their shares either alone or in conjunction with one or more underwritten public offerings or non-underwritten public or private offerings by us or other stockholders of our common stock or other of our debt or equity securities.

    The sale by the selling stockholders of the shares of common stock to be resold hereunder represent the resale of shares that such persons have the right to acquire from certain stockholders of Guitar Center pursuant to the Amended and Restated Memorandum of Understanding and Stock Option Agreement, dated as of December 31, 1996, which grants the selling stockholders the right to purchase up to an aggregate of 273,344 shares of common stock at an exercise price of $4.33 per share.

    In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions. The selling stockholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling stockholders also may pledge the shares to a broker or dealer. Upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

    Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. The selling stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these "underwriters" receive may be deemed to be underwriting compensation.

    To the extent required, the following information will be set forth in a supplement to this prospectus:

  •
  information as to whether underwriters who the selling stockholders may select, or any other broker-dealer, is acting as principal or agent for the selling stockholders;

  •
  the compensation to be received by underwriters that the selling stockholders may select or by any broker-dealer acting as principal or agent for the selling stockholders; and

  •
  the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions.

    Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through this dealer or broker.

    We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities Exchange Act during such time as they may be engaged in a distribution of the shares. With some exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

    We will not receive any of the proceeds from the selling stockholders' sales of our common stock.

LEGAL MATTERS

    Latham & Watkins, Menlo Park, California, will issue an opinion about certain legal matters with respect to the common stock. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

EXPERTS

    Our consolidated financial statements as of December 31, 2000 and December 31, 1999 and for each of the three fiscal years in the period ended December 31, 2000, which are incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by KPMG LLP, independent auditors, as stated in their report, which is also incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  Item 14. Other Expenses of Issuance and Distribution.

    The expenses to be paid by us in connection with the distribution of the common stock being registered are as set forth in the following table. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$1,157
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	5,000
Miscellaneous	3,843

Total	$25,000

Item 15. Indemnification of Directors and Officers.

    The Certificate of Incorporation of Guitar Center, Inc. (the "Company") provides that, to the extent permitted by the Delaware General Corporation Law, a director or officer shall not be personally liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duties to the Company and its stockholders. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    The Company's Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify its directors and officers to the fullest extent permitted by applicable law. The Company has entered into indemnification agreements with its directors and executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. Such agreements require the Company, among other things, (i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as reasonably believed to be in the best interests of the Company and, with respect to any criminal action, had no cause to believe their conduct was unlawful; (ii) to advance the expenses actually and reasonably incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified; and (iii) to obtain directors' and officers' insurance if available on reasonable terms. There is no action or proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent of the Company.

    Policies of insurance may be obtained and maintained by the Company under which its directors and officers will be insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

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Item 16. Exhibits.

Exhibit Number	Description
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.5 of the Company's Registration Statement on Form S-1, File No. 333-20931).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.7 of the Company's Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2001, File No. 000-22207).
4.1	Form of Stock Certificate (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-1, File No. 333-10491).
4.2**	Amended and Restated Memorandum of Understanding and Stock Option Agreement, dated as of December 31, 1996.
5.1**	Opinion of Latham & Watkins.
23.1**	Consent of KPMG LLP, independent auditors.
23.2**	Consent of Latham & Watkins (included in Exhibit 5.1).
24.1*	Power of Attorney.

*
Previously filed.

**
Filed herewith.

Item 17. Undertakings.

    We hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

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    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Guitar Center pursuant to the provisions described in this registration statement above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, California, on July 3, 2001.

GUITAR CENTER, INC.

By	/s/ Larry Thomas Larry Thomas Chairman and Co-Chief Executive Officer

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Larry Thomas Larry Thomas	Co-Chief Executive Officer and Chairman of the Board	July 3, 2001
* Marty Albertson	Co-Chief Executive Officer, President and Director
* Bruce Ross	Executive Vice President, Chief Financial Officer (Principal Financial Officer)
* Erick Mason	Senior Vice President, Finance (Principal Accounting Officer)
* Steven Burge	Director
* David Ferguson	Director
* Harvey Kibel	Director
* Peter Starrett	Director
* Jeffrey Walker	Director
*
The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement on Form S-3 pursuant to the Power of Attorney executed by the above named officers and directors and filed with the Securities and Exchange Commission on behalf of such officers and directors.
*By:	/s/ LARRY THOMAS Larry Thomas Attorney-in-fact

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EXHIBIT INDEX

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.5 of the Company's Registration Statement on Form S-1, File No. 333-20931).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.7 of the Company's Quarterly Report on Form 10-Q, for the quarterly period ended March 31, 2001, File No. 000-22207).
4.1	Form of Stock Certificate (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-1, File No. 333-10491).
4.2**	Amended and Restated Memorandum of Understanding and Stock Option Agreement, dated as of December 31, 1996.
5.1**	Opinion of Latham & Watkins.
23.1**	Consent of KPMG LLP, independent auditors.
23.2**	Consent of Latham & Watkins (included in Exhibit 5.1).
24.1*	Power of Attorney.

*
Previously filed.

**
Filed herewith.

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
ABOUT GUITAR CENTER
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX